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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)

                             Forward Air Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    349853101
                  ---------------------------------------------
                                 (CUSIP Number)



                               Scott M. Niswonger
                                430 Airport Road
                          Greeneville, Tennessee 37745
                                 (423) 636-7100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 14, 2000
                  ---------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 349853101                      13D                   Page 2 of 5 Pages
-------------------------                                      -----------------



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      1       NAME OF REPORTING PERSON
              I.R.S IDENTIFICATION NO. OF ABOVE PERSON

              Scott M. Niswonger
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

              PF
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)   [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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       NUMBER OF            7      SOLE VOTING POWER
                                   6,001,800 shares of Common Stock
        SHARES             -----------------------------------------------------

     BENEFICIALLY           8      SHARED VOTING POWER
                                   0 shares of Common Stock
       OWNED BY            -----------------------------------------------------

         EACH               9      SOLE DISPOSITIVE POWER
                                   6,001,800 shares of Common Stock
       REPORTING           -----------------------------------------------------

        PERSON             10      SHARED DISPOSITIVE POWER
                                   0 shares of Common Stock
         WITH
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,001,800 shares of Common Stock, consisting of 6,000,000 shares of Common Stock held directly.
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              28.7% Common Stock
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     14       TYPE OF REPORTING PERSON
              IN
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        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Forward Air Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

        ITEM 2.  IDENTITY AND BACKGROUND.

               (a) Scott M. Niswonger.

               (b) 430 Airport Road, Greeneville, Tennessee 37745.

               (c) Chairman and Chief Executive Officer of Forward Air Corporation and Chairman and Chief Executive Officer of Landair Corporation, each located at 430 Airport Road, Greeneville, Tennessee 37745. Forward Air Corporation is a provider of scheduled surface transportation for deferred air freight to freight forwarders, integrators and airlines. Landair Corporation is a high-service-level truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce.

               (d) During the last five years, Scott M. Niswonger has not been convicted in a criminal proceeding.

               (e) During the last five years, Scott M. Niswonger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) Scott M. Niswonger is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The acquisition of shares discussed in Item 4, below, was funded out of Mr. Niswonger's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Niswonger beneficially owns 6,001,800 shares of the Issuer's Common Stock. Pursuant to a Schedule 13D filing relating to his stock ownership in Landair Corporation for a transaction that occurred June 14, 2000, it was discovered that Mr. Niswonger had not filed a Schedule 13D relating to his stock ownership in the Issuer. Mr. Niswonger holds all of his shares of Common Stock for investment purposes, but may in the future explore a variety of




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alternatives, including without limitation selling all or a portion of these shares to other officers of the Issuer in privately negotiated transactions.

        Except as set forth above, Mr. Niswonger has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

               (a) Scott M. Niswonger beneficially owns 28.7% of the Common Stock of the Issuer or 6,001,800 shares of Common Stock, consisting of 6,000,000 shares of Common Stock held directly.

               (b) Mr. Niswonger beneficially owns the following number of shares of Common Stock with:

               Sole Voting Power: 6,001,800 shares of Common Stock Shared Voting Power: 0 shares of Common Stock
               Sole Dispositive Power: 6,001,800 shares of Common Stock Shared Dispositive Power: 0 shares of Common Stock

               (c)     N/A.

               (d)     N/A.

               (e)     N/A.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.








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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       By: /s/ Scott M. Niswonger
                                           ---------------------------------
                                           Scott M. Niswonger


Date:   June 26, 2000